                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                           Midwest Bancshares, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock ($.01 par value)
________________________________________________________________________________
                         (Title of Class of Securities)


                                 598-25H-10-1
        _______________________________________________________________
                                (CUSIP Number)

                               Forest L. Stewart
                             101 Jefferson Street
                                 P.O. Box 1105
                             Burlington, IA 52601
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 19, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D AMENDMENT NO. 1
-----------------------                                  ---------------------
CUSIP NO. 598-25H-10-1                                     PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Estate of Forrest L. Stewart
      42-6515463
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

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                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      0%

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 4 Pages

                         SCHEDULE 13D AMENDMENT NO. 1


Pursuant to Rule 13d-2(c), this Amendment No. 1 restates and Amended Schedule 13 dated May 19, 1993.

Item 1.  Security and Issuer.
----------------------------

Midwest Bancshares, Inc., (the "Issuer"), Common Stock, par value $.01. The Issuer's principal executive offices are locates at Roosevelt Avenue at Division Street, Burlington, IA 52601.

Item 2.  Identity and Background.
--------------------------------

This filing is an amendment to a joint filing dated May 19, 1993 made by Forrest
L. Stewart and Service Realty Company.

Forrest L. Stewart died on January 3, 1994. An estate was opened and the decedent's two sons, Douglas F. Stewart and Thomas W. Stewart were named as Co-Executors. At the time of his death Mr. Stewart directly owned 16,623 shares of the Issuer.

Service Realty Company, an Iowa corporation, was dissolved on June 27, 1994 and the 10,000 shares it owned became property of the Forrest L. Stewart Estate.

All 26,623 shares were previously reported on the initial Schedule 13D and were transferred into the Forest L. Stewart Estate. 10,000 shares were sold to unrelated third parties and the remaining, 16,623 shares were either sold to family members or distributed pursuant to the terms of the decedent's will.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

Not applicable.

Item 4.  Purpose of Transaction.
-------------------------------

The shares previously owned by Forrest L. Stewart and Service Realty Company were either sold by the decedent's estate or distribution pursuant to the terms of decedent's will

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

None. All 26, 623 shares were transferred into the Estate of Forrest L. Stewart and were either sold or distributed pursuant to the terms of the decedent's will.

Items 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------------------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

There were and are no contracts, arrangements, understandings or relationships among the persons identified in Item 2 or between such persons any other person with respect to any securities of the Issuer, within the meaning of Item 6.

                                                               Page 4 of 4 Pages

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

None

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


Dated: April 8, 1997
                              ESTATES OF FORREST L. STEWART



                              By    /s/ Douglas F. Stewart
                                -------------------------------------------
                                   Douglas F. Stewart
                                   Co-Executor